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                         [COOPERS & LYBRAND LETTERHEAD]



August 23, 1996



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


Gentlemen:

We have read the statements made by BT Energy Corporation (copy attached), which we understand has been filed with the Commission, pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report which was filed August 15, 1996. We do not agree with certain statements made in that filing, as follows:

     . The Registrant indicated that Coopers & Lybrand was in the process of completing the annual audit of the Registrant for the year ended December 31, 1995. Please be advised that we were in the process of performing the procedures we had planned for the audit, and had not finalized our audit work in various areas related to the Company's financial statements and account balances.

     . The Registrant indicated that our opinions were qualified as to the Registrant's ability to continue as a going concern for the years ended December 31, 1994 and 1993. Our opinions were not qualified, but had been modified to include an explanatory paragraph expressing uncertainty about the Company's ability to continue as a going concern.

An additional event that should have been reported by the Company is that in the course of planning our audit, we advised the management of Halwell Company, Inc. (an affiliated Company through ownership in BT Energy Corporation) which performs among other activities, accounting and reporting functions on behalf of, and under contract with, the Registrant, that in the absence of mitigating information provided by the Company, our report on the Company's December 31, 1995 financial statements would be modified to include an explanatory paragraph expressing uncertainty about the Company's ability to continue as a going concern.

Very truly yours,


/s/ Coopers & Lybrand L.L.P.
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    Coopers & Lybrand L.L.P.